Exhibit 23.3

KPMG LLP
811 Main Street
Houston, TX 77002

Consent of Independent Registered Public Accounting Firm

To the Partners of Evolve Transition Infrastructure LP and the Board of Directors of Evolve Transition Infrastructure GP LLC

Evolve Transition Infrastructure LP:

We consent to the use of our report with respect to the consolidated financial statements incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 16, 2021 contains an explanatory paragraph that states that the Partnership’s inability to generate sufficient liquidity to meet future debt obligations raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Houston, Texas

March 19, 2021